UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
______________________

FORM 6-K
______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
For the month of September 2015
Commission File Number: 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of registrant's name into English)
c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
 Haikou, Hainan, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F •☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated August 31, 2015.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release, dated September 1, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 3, 2015	JINPAN INTERNATIONAL LIMITED

By:	Mark Du
Name: Mark Du
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.	Press Release dated August 31, 2015

2.	Press Release dated September 1, 2015

Exhibit 1

Jinpan International Announces Adjournment of Annual Meeting to September 1, 2015

CARLSTADT, N.J., Aug. 31, 2015 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that its 2015 Annual Meeting of Shareholders scheduled for August 31, 2015 was adjourned due to the lack of requisite quorum.  The annual meeting has been adjourned to September 1, 2015 at 10:30 a.m., Beijing time, at No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People's Republic of China.  No changes have been made in the proposals to be voted on by shareholders at the annual meeting.
About Jinpan International Ltd
Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers.  Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity.  Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Exhibit 2
Jinpan International Holds 2015 Annual Meeting of Shareholders

CARLSTADT, N.J., Sept. 1, 2015 /PRNewswire/ -- Jinpan International Ltd. (JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that it held its 2015 Annual Meeting of Shareholders and all of the proposals set forth in the Company's proxy statement were approved.

About Jinpan International Ltd
Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers.  Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity.  Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.